December 29, 2009

Via EDGAR

Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attn.: Larry Greene

Re:	Consulting Group Capital Markets Funds (‘Trust”)
SEC File No. 811-06318

Dear Mr. Greene:

Set forth below are the comments of the staff (“Staff”) of the U.S. Securities and Exchange Commission (“Commission”) provided orally on December 21, 2009, on Post-Effective Amendment No. 52 to the Trust’s Registration Statement on Form N-1A that was filed with the Commission on behalf of the Trust on October 30, 2009, and the Trust’s responses thereto.  Furthermore, attached hereto, as Annex A, is the “Tandy” letter submitted by the Trust.

1.	Comment: The Staff asked if the Funds’ Fidelity Bond filing is up to date.

Response:                           The fidelity bond for the period October 1, 2009 to October 1, 2010, has not been filed with the Commission but coverage is currently in place for the Funds.  A fidelity bond extension was filed with the Commission on October 1, 2009, which extended the expiration of the fidelity bond from September 15, 2009 to October 1, 2009.  Rule 17g-1 under the Investment Company Act of 1940, as amended, requires that an executed bond be filed with the Commission within 10 business days of its receipt.  The executed bond has not been received as of the date of this letter.  The Trust has contacted the insurer in order to expedite receipt of the executed bond and will complete the necessary filing promptly upon receipt.

2.	Comment: The Staff requested that language be added to the prospectus regarding the Trust’s Anti Money Laundering Program.

Response:                           The following disclosure has been added to the Funds’ prospectus under the section “Investment and Account Information – Account Transactions – Purchase of Shares”:

Customer Identification Program. Federal law requires the Trust to obtain, verify and record identifying information, which will be reviewed solely for customer identification purposes, which may include the name, residential or business street address, date of birth (for an individual), Social Security Number or taxpayer identification number or other information, for each investor who opens an account directly with the Trust.  Applications without the required information may not be accepted by the Trust, or the financial institution or financial intermediary through which account opening documentation may be received.  After accepting an application, to the extent permitted by applicable law or its customer identification program, the Trust reserves the right to: (i) place limits on transactions in any account until the identity of the investor is verified; (ii) refuse an investment in the Trust; or (iii) involuntarily redeem an investor's shares and close an account in the event that the Trust are unable to verify an investor's identity. The Trust will not be responsible for any loss in an investor's account resulting from the investor's delay in providing all required information or from closing an account and redeeming an investor's shares pursuant to the customer identification program.

3.
Comment:                           The Staff requested that general language about the recent market turmoil be added to the “Common risks” section of the prospectus.  If the Funds’ invest in the types of securities that have contributed to recent market events (such as CDOs and mortgage backed securities) then specific risk disclosure should be added for these Funds.

Response:                           The Trust has reviewed the Funds’ risk disclosure in light of each Fund’s investment policies and strategies as well as recent market events and has added the following disclosure to the Funds’ prospectus under the heading “Principal risks of investing in the Fund” for each of Core Fixed Income Investments, High Yield Investments and International Fixed Income Investments:

Mortgage-backed securities risk, exists when the Fund invests in mortgage-backed securities which represent an interest in a pool of mortgages.  Mortgage backed securities are subject to prepayment and extension risk but the negative effect of a rate increase on the market value of mortgage-backed securities is usually more pronounced than it is for other types of fixed income securities, potentially increasing the volatility of a portfolio. Mortgage-backed securities are also subject to the risk that underlying borrowers will be unable to meet their obligations.

Asset-backed securities risk,  exists when the Fund invests in asset-backed securities which are structured like mortgage-backed securities, but instead of mortgage loans or  interests in mortgage loans, the underlying assets may include such items as motor vehicle installment sales or installment loan contracts, leases of various types of real and personal property, and receivables from credit card agreements.  Asset-backed securities are subject to many of the same risks as mortgage-backed securities including prepayment and extension risk.  The ability of an issuer of asset-backed securities to enforce its security interest in the underlying assets may be limited.

4.
Comment:                           The Staff requested that additional language regarding the Manager and its oversight responsibilities with respect to the Sub-advisers be added to the “Common Investment Strategies and Risks” section in the prospectus.  The Staff specifically discussed the risks of increased transaction costs associated with the multi-manager structure employed by the Funds and questioned how the Manager, in its oversight role, would address such risk.

Response:                           The Trust has reviewed the disclosure in the “Common Investment Strategies and Risks” section of the prospectus and, as the referenced disclosure relates to the Manager’s oversight responsibilities with respect to the Funds’ Sub-advisers, the Trust believes that the disclosure is accurate and appropriate.  The Trust notes that increased transactions costs may result from the multi-manager strategy and that additional common risk disclosure has been added to the “Common risks” section of the’ prospectus in order to address this comment as well as comment #18 which relates to the portfolio turnover rate of the Funds.

5.	Comment: The Staff requested that each Sub-adviser’s compensation as a percentage of assets be disclosed in the Funds’ prospectus.

Response:                           The Trust believes that the current disclosure in the prospectus regarding the compensation of the Funds’ Sub-advisers is consistent with the terms of the Trust’s application for exemption under the Investment Company Act of 1940, as amended, filed on June 6, 1991 and subsequently amended on August 11, 1993, March 9, 1994 and August 23, 1995 and granted on September 19, 1995, subject to the conditions contained in the application.  The order permits the Trust, among other things, to disclose only aggregate Sub-advisory fees for each series of the Trust in their prospectuses as outlined in representation #7 of the Trust’s application dated August 23, 1995.  Representation #7 states that:

“Applicants propose to disclose (both as a dollar amount and as a percentage of a Portfolio's net assets) in the Trust's registration statement and other public documents only the aggregate amount of fees paid by the Manager to all the Sub- Advisers of a Portfolio "(Aggregate Fee Disclosure"). Aggregate Fee Disclosure means: (a) the total advisory fee charged by the Manager with respect to each Portfolio; (b) the aggregate fees paid by the Manager to all Sub-Advisers managing assets of each Portfolio; and (c) the net advisory fee retained by the Manager with respect to each Portfolio after the Manager pays all Sub-Advisers managing assets of the Portfolio. The "Aggregate Fee Disclosure" also will include separate disclosure of any fees paid to any Sub-Adviser who is an affiliated person (as defined in section 2(a)(3) of the Act) of the Trust or the Manager other than by reason of serving as a Sub-Adviser to a Portfolio (an "Affiliated Sub-Adviser").”

6.
Comment:                           The Staff requested that each of Large Capitalization Growth Investments, Large Capitalization Value Equity Investments, Small Capitalization Growth Investments and Small Capitalization Value Equity Investments more clearly define what each Fund considers to be a “large-cap” or a “small-cap” company.  The Staff stated that if each Fund defines either “large-cap” or “small-cap” companies based on the market capitalization range of companies within each Fund’s index then each Fund may provide a snapshot of the range of the index as of a specific date.

Response:                           We have considered the comment, but do not plan to add the requested disclosure.  Form N-1A does not specifically require that a market capitalization range be part of a fund's principal investment strategy disclosure.  These funds disclose their strategy of tracking their target indexes and the market capitalization ranges of these indexes change and may be higher or lower depending on the performance of the entire market.  Therefore, we do not think the requested disclosure is material in determining whether to invest in the Fund.

7.
Comment:                           The Staff questioned the market capitalization of the companies in which the Large Capitalization Growth Investments is eligible to invest.  By way of example, the Staff noted the broad range of market values for the Russell 1000 Growth Index - $503 million to $458 billion, as listed in the prospectus.  The Staff requested clarification as to whether the Fund considers the full market capitalization range to be eligible “large cap” companies.

Response:                           The Fund seeks to invest in securities with market capitalizations within the full range of companies in the Russell 1000 Growth Index.  We believe that this approach is consistent with the disclosure in the Fund's principal investment strategy and it is consistent with industry practice to treat the Russell 1000 Index as generally representative of the market for large capitalization companies.

8.
Comment:                           The Staff stated that each of International Equity Investments, Emerging Markets Equity Investments and International Fixed Income Investments should have clarifying language in each of their “Principal Investment Strategies” as to the number of foreign countries in which each Fund intends to invest.

Response:                           The Trust has reviewed the disclosure in each of the Fund’s “Principal Investment Strategies” and, as the referenced disclosure relates to the number of foreign countries in which each of International Equity Investments, Emerging Markets Equity Investments and International Fixed Income Investments will invest, the Trust believes that the current disclosure is accurate and appropriate.  The “Principal Investment Strategies” of each of International Equity Investments, Emerging Markets Equity Investments and International Fixed Income Investments contains language that states that each Fund will invest in securities of issuers located in at least three foreign countries.

9.
Comment:                           The Staff questioned if Large Capitalization Growth Investments is subject to increased risks associated with investing in emerging markets securities and, if it is, asked that the Fund modify its risk disclosure accordingly.

Response:                           The Fund’s “Principal Investment Strategies” allow for investments of up to 10% of the Fund’s assets in securities of foreign issuers.  The Trust has reviewed Large Capitalization Growth Investments’ risk disclosure in light of its investment policies and strategies and does not believe that, based on the Fund’s current and anticipated investment practices, additional risk disclosure associated with investing in emerging markets securities needs to be added to this section.

10.
Comment:                           The Staff questioned the disclosure in the “Benchmark” sections of the prospectus, citing the “Benchmark” section for Large Capitalization Growth Investments as an example.  Specifically, the Staff questioned if similar disclosure as is included for the Fund’s benchmark stating that the benchmark does not including fees and expenses be included for the Lipper Large Cap Growth Funds Average.

Response:                           The Lipper Large Cap Growth Funds Average is a peer group of similar funds that shows the performance for the group of funds net of fees and expenses.  Therefore, we have not revised the disclosure.

11.
Comment:                           The Staff had several formatting comments regarding the Funds’ fee tables.  The Staff noted that a clear distinction should be drawn between “Shareholder fees” and “Fund fees” in each table. The Staff stated that any sub-caption of “Other expenses” should be clearly indented from the other fee table line items.  The Staff commented that the Funds for which there are expense waivers included a footnote that too closely resembled the actual fee table raising a prominence issue. The Staff commented that the fee table and the expense example should be considered one table and that any footnotes to the fee table should be placed after the example.  Lastly, the Staff questioned why there was not a second 1, 3, 5 and 10 year example included for each Fund.

Response:                           The Trust has updated each Fund’s fee table in the prospectus to clearly delineate between “Shareholder fees” and “Fund fees.”  Any Fund that has a sub-caption of “Other expenses” has been updated to clearly present these expenses items as a sub-caption.  Also, any footnote to the fee table related to an expense waiver has been reformatted to ensure there are no prominence issues.

The Trust has examined the location of the footnotes to the fee table and believes that the current position of the footnotes immediately following the fee table and not immediately following the expense example is most beneficial to shareholders and consistent with previous guidance provided by the Commission.  In a letter dated October 2, 1998, to the Investment Company Institute the Commission provided, in a question-and-answer format, its views on various issues arising with respect to Form N-1A.  In the letter, question-and-answer #6 addresses the prospectus fee table and specifically how to address fee waivers and reimbursements in the fee table, noting that expense reimbursements that are not contractually imposed may be disclosed only in a “footnote to the fee table.”

The Trust has examined the expense example for each of the Funds and believes that its decision to not include a second expense example is consistent with Instruction 4(f) to Item 3 of Form N-1A which states that a second 1, 3, 5 and 10 year period example and related narrative explanation should be included only if a sales charge (load) or other fee is charged upon redemption.  None of the Funds charge a sales charge (load) or other fee upon redemption.

12.
Comment:                           The Staff requested that the following language in the “Principal Investment Strategies” of Large Capitalization Growth Investments in the prospectus be clarified: “The Fund will invest, under normal market conditions, at least 80% of its net assets in the equity securities of large capitalization (or “cap”) companies or in other investments with similar economic characteristics.”  The Staff questioned if the noted language implied that the Fund invested in derivative instruments.

Response:                           The Trust has reviewed Large Capitalization Growth Investments’ risk disclosure in light of its investment policies and strategies and does not believe that given the Fund’s investment history and current and anticipated practices that the Fund’s principal risks need to be updated.  The language in question is included in response to Rule 35d-1 under the Investment Company Act of 1940, as amended and the restrictions that exist with regard to changing a fund’s policy to invest at least 80% of the value of its assets in the particular type of investments, or in investments in the particular industry or industries, suggested by a fund’s name.  The Fund does not currently invest in derivative instruments but reserves the right to do so in the future and to have such investments that have similar economic characteristics as large capitalization companies be included in the 80% of its assets that must be invested in large capitalization companies.  If the Fund were to invest in derivative instruments in the future the Trust would review the Fund’s risk disclosure and add appropriate disclosure related to investing in these types of securities.

13.
Comment:                           The Staff requested that Delaware Management Company provide additional disclosure to Small Capitalization Equity Investments in the Prospectus regarding the market capitalization range of companies that it states it will invest. Currently the prospectus states “Delaware seeks companies with market capitalizations generally less than 3.5 times the dollar-weighted median market capitalization of the Russell 2000® Index at the time of purchase, whose values it believes are not currently recognized in the market.”  The Staff stated that the addition of a snapshot of the market capitalizations as of a specific period may provide clarity.

Response:                           We have considered the comment, but do not plan to add the requested disclosure.  Form N-1A does not specifically require that a market capitalization range be part of a fund's principal investment strategy disclosure.  These funds disclose their strategy of tracking their target indexes and the market capitalization ranges of these indexes change and may be higher or lower depending on the performance of the entire market.  Therefore, we do not think the requested disclosure is material in determining whether to invest in the Fund.

14.
Comments:                         The Staff questioned to what degree Core Fixed Income Investments was investing in “inverse” floating rate securities as disclosed in the Fund’s “Principal Investment Strategies” and asked for confirmation that the Fund is only purchasing these types of securities.

Response:                           Core Fixed Income Investments does not currently invest in “inverse” floating rate securities.  The Trust has reviewed the Fund’s risk disclosure in light of its investment policies and strategies and does not believe that, given the Fund’s investment history and the current and anticipated investment practices, any additional risk disclosure is warranted at this time.  If the Fund were to invest in “inverse” floating rate securities in the future the Trust would review the Fund’s risk disclosure and add appropriate disclosure related to investing in this type of security.

15.
Comments:                         The Staff requested confirmation that the definition of convertible securities in the “Principal Investment Strategies” for Core Fixed Income Investments does not include junk convertible securities. If it does, please add additional risk disclosure.

Response:                           Core Fixed Income Investments does not currently invest in junk convertible securities.  The Trust has reviewed the Fund’s risk disclosure in light of its investment policies and strategies and does not believe that, given the Fund’s investment history and the current and anticipated investment practices, any additional risk disclosure is warranted at this time.  If the Fund were to invest in junk convertible securities in the future the Trust would review the Fund’s risk disclosure and add appropriate disclosure related to investing in this type of security.

16.
Comments:                         The Staff requested that additional risk disclosure be added for leverage risk for Core Fixed Income Investments.  The Staff noted that the Fund is allowed to invest in both reverse repurchase agreements and mortgage dollar rolls as disclosed in the Fund’s “Principal Investment Strategies” as the reason for this comment.

Response:                           The Trust has reviewed the Funds’ risk disclosure in light of Core Fixed Income Investment’s investment policies and strategies and has added the following disclosure to the Funds’ prospectus under the heading “Principal risks of investing in the Fund”:

Borrowing, which means the Fund creates an opportunity for increased net income but, at the same time, creates special risks.  For example, leveraging may exaggerate changes in and increase the volatility of the net asset value of Fund shares. This is because leverage tends to exaggerate the effect of any increase or decrease in the value of the Fund's portfolio securities. The use of leverage also may cause the Fund to liquidate portfolio positions when it may not be advantageous to do so to satisfy its obligations or to maintain asset coverage.

17.
Comments:                         The Staff questioned the definition of Tax-exempt as disclosed in Municipal Bond Investments’ “Principal Investment Strategies.”  The Staff questioned if Tax Exempt also included an exemption from the Alternative Minimum Tax.

Response:                           The Trust has added language to the definition of Tax-exempt that is disclosed in the “Principal Investment Strategies” for Municipal Bond Investments.  The new disclosure shall be as follows:

“Tax-exempt means that the bonds pay interest that is excluded from gross income for regular federal income tax purposes but such bonds may pay income that is subject to the alternative minimum tax.”

18.
Comment:                           The Staff indicated that several of the Funds had portfolio turnover rates greater than 100%.  The Staff stated that such Funds should include disclosure in the Prospectus about the risks of high portfolio turnover.

Response:                           The Trust agrees that high portfolio turnover rate is a potential risk of multi-managed funds and the following additional common risk disclosure has been added to the “Common risks” section of the prospectus.

“The portfolio turnover rate measures the frequency with which a Fund sells and replaces its securities within a given period.  Many of the Funds feature multiple Sub-advisers which may result in a higher portfolio turnover rate. Higher turnover can increase a Fund’s transaction costs, thereby lowering its returns. It also may generate more taxable short-term gains for shareholders.”

19.	Comment: The Staff stated Investment Restriction #1 in the SAI does not clearly indicate that International Fixed Income Investments is a non-diversified Fund.

Response:                           The disclosure found in Investment Restriction #1 of the SAI has been amended to read as follows:

“Except for International Fixed Income Investments, each Fund will not deviate from the definition of a “diversified company” as defined in the 1940 Act and rules thereunder.”

20.
Comment:                           The Staff stated Investment Restriction #2 in the SAI does not properly disclose the required disclosure for concentration in a particular industry.  The Staff stated that the policy should state that a Fund…”will not invest 25% or more…”

Response:                           The Trust believes that the current disclosure found in Investment Restriction #2 of the SAI is accurate and appropriate and properly reflects the Funds’ policy to concentrate in securities of issuers in a particular industry or group of industries.  Instruction 4 to Item 4(b)(1) of Form N-1A states that a Fund is required to “Disclose any policy to concentrate in securities of issuers in a particular industry or group of industries (i.e., investing more than 25% of a Fund’s net assets in a particular industry or group of industries).”

21.
Comment:                          The Staff has asked for clarification regarding Investment Restrictions #3 in the SAI relating to the issuance of senior securities except as permitted under the 1940 Act and the rule, regulations and orders thereunder. The reviewer is not aware of an exception relating to the issuance of senior securities under the 1940 Act.

Response:                           Although there is not currently an exception relating to the issuance of senior securities under the 1940 Act, there may be changes in the future and that is the reason for the disclosure referenced above.  We believe that the current fundamental policy is consistent with requirements under the 1940 Act and, therefore, we have not revised this policy.

22.
Comment:                           The Staff made note of the language contained in Investment Restriction #4 of the SAI and quested how the Funds would address changes to the non-fundamental polices that are tied to this fundamental investment restriction.

Response:                           The Trust recognizes the concerns of the Staff and undertakes to monitor the non-fundamental policies that are referenced in Restriction #4 of the SAI to ensure that any future changes to such policies are not in violation of the fundamental investment restriction on borrowing.

23.
Comment:                           The Staff stated that Investment Restriction #19 in the SAI contained unclear language.  The Staff asked for clarification regarding the following sentence “...located in countries "with" emerging markets.  (This disclosure also appears on p 18 of the prospectus).

Response:                           The disclosure found in Investment Restriction #19 of the SAI has been amended to read as follows:

“Emerging Markets Equity Investments will invest, under normal market conditions, at least 80% of its net assets, plus any borrowings for investment purposes, in equity securities of issuers located in emerging market countries, defined as a country having per capita income in the low to middle ranges, as determined by the World Bank.”

24.
Comment:                           The Staff commented that several benchmarks are listed with regard to the compensation of portfolio managers from BlackRock Financial Management Inc.  The Staff stated that more specific disclosure regarding the benchmark and period used of for the PM’s most recent compensation year be disclosed in the SAI.

Response:                           The disclosure in the SAI regarding the compensation of portfolio managers from BlackRock Financial Management Inc. has been amended to read as follows:

“Discretionary incentive compensation. Discretionary incentive compensation is a function of several components: the performance of BlackRock, Inc., the performance of the portfolio manager’s group within BlackRock, the investment performance, including risk-adjusted returns, of the firm’s assets under management or supervision by that portfolio manager relative to predetermined benchmarks, and the individual’s seniority, role within the portfolio management team, teamwork and contribution to the overall performance of these portfolios and BlackRock.  In most cases, including for the portfolio managers of the of the Fund, these benchmarks consist of a variety of widely followed securities indices and customized indices determined by the performance objectives of the Fund or other accounts managed by the portfolio managers.  BlackRock’s chief investment officers determine the benchmarks against which the performance of funds and other accounts managed by each portfolio manager is compared and the period of time over which performance is evaluated. “

Please contact Suzan Barron of Brown Brothers Harriman & Co., the Trust’s administrator, at 617-772-1616 if you have any questions or comments.

Very truly yours,

/s/ PAUL F. GALLAGHER
Paul F. Gallagher
Chief Legal Officer

Cc: Steven Hartstein (via e-mail)
      Timothy Levin, Esq. (via e-mail)

Annex A
“TANDY” LETTER

December 29, 2009

Via EDGAR

Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attn.: Larry Greene

Re:	Consulting Group Capital Markets Funds (‘Trust”)
SEC File No. 811-06318

Dear Mr. Greene:

As requested by the staff (“Staff”) of the Securities and Exchange Commission (“Commission”) in connection with its review of Post-Effective Amendment No 52 to the Trust’s Registration Statement on Form N-1A filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended (“1933 Act”) on behalf of the Trust on October 30, 2009, the Trust acknowledges that, with respect to filings made by the Trust with the Commission and reviewed by the Staff:

(a)	the Trust is responsible for the adequacy and accuracy of the disclosure in the Trust’s Registration Statement;

(b)
Staff comments or changes to disclosure in response to Staff comments in the Trust’s Registration Statement reviewed by the Staff do not foreclose the Commission from taking any action with respect to the Registration Statement; and

(c)	the Trust may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ PAUL F. GALLAGHER
Paul F. Gallagher
Chief Legal Officer

Cc: Steven Hartstein (via e-mail)
      Timothy Levin, Esq. (via e-mail)